Exhibit 99.1

GH Research to Provide Update on Phase 2b Trial with GH001 in TRD

Dublin, Ireland, January 31, 2025 – GH Research PLC (Nasdaq: GHRS), a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders, today announced that it will host a conference call and live webcast on Monday, February 3, 2025, at 8.00 a.m. EST to provide an update on data from the randomized, double-blind, placebo-controlled Phase 2b trial of GH001 in treatment-resistant depression (TRD).

To access the conference call, please register in advance here. A live webcast of the call will be available under “Events & Presentations” in the Investors section of GH Research PLC’s website at ghres.com.

About GH Research PLC

GH Research PLC is a clinical-stage biopharmaceutical company dedicated to transforming the treatment of psychiatric and neurological disorders. GH Research PLC's initial focus is on developing its novel and proprietary mebufotenin therapies for the treatment of patients with treatment-resistant depression (TRD).

About GH001

Our lead product candidate, GH001, is formulated for mebufotenin administration via a proprietary inhalation approach. Based on the observed clinical activity in our completed phase 1/2 GH001-TRD-102 trial, where 87.5% of patients with TRD achieved ultra-rapid remission with our GH001 individualized single-day dosing regimen in the Phase 2 part of the trial, we believe that GH001 has the potential to change the way TRD is treated today.

Investor Relations

Julie Ryan

GH Research PLC

investors@ghres.com